Exhibit 99.1

Itaú

Announcement to the Market

Disclosure of results for the third quarter and from January to September of 2020, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

As from January 1st, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding.

The complete consolidated financial statements under IFRS from January to September 2020 are available at our website: **www.itau.com.br/investor-relations**.

Comparison between BRGAAP[1] and IFRS

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
	Sep/30/2020			Dec/31/2019		
Total Assets	**2,110,120**	**(111,836)**	**1,998,284**	**1,738,713**	**(101,232)**	**1,637,481**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	1,452,126	(22,318)	1,429,808	1,164,753	3,535	1,168,288
(-) Provision for Expected Loss at Amortized Cost [5]	(50,208)	3,506	(46,702)	(38,888)	2,859	(36,029)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	183,882	(90,073)	93,809	166,676	(89,930)	76,746
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(3,445)	3,327	(118)	(3,162)	3,076	(86)
Financial Assets at Fair Value Through Profit or Loss [4]	396,328	(4,011)	392,317	345,677	(22,748)	322,929
Tax Assets [7]	79,345	(6,874)	72,471	56,835	(7,875)	48,960
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	52,092	4,607	56,699	46,822	9,851	56,673
Total Liabilities	**1,967,754**	**(117,398)**	**1,850,356**	**1,595,865**	**(107,849)**	**1,488,016**
Financial Assets at Amortized Cost [3 6]	1,594,801	(113,812)	1,480,989	1,265,471	(105,641)	1,159,830
Financial Assets at Fair Value Through Profit or Loss [4]	78,569	449	79,018	48,008	21	48,029
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	1,030	3,651	4,681	959	3,181	4,140
Provision for Insurance and Pension Plan	215,085	1,253	216,338	217,216	1,118	218,334
Provisions	19,789	(1)	19,788	21,454	-	21,454
Tax Liabilities [7]	10,894	(4,251)	6,643	13,870	(5,979)	7,891
Other Liabilities	47,586	(4,687)	42,899	28,887	(549)	28,338
Total Stockholders' Equity	**142,367**	**5,562**	**147,928**	**142,848**	**6,617**	**149,465**
Non-controlling Interests	11,808	295	12,103	10,861	1,679	12,540
Total Controlling Stockholders' Equity [8]	130,559	5,267	135,825	131,987	4,938	136,925

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deferred taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *				
	Sep/30/2020	3rd Q/20	2nd Q/20	3rd Q/19	jan-sep/20	jan-sep/19
BRGAAP - Values Attributable to Controlling Stockholders	**130,559**	**4,492**	**3,424**	**5,576**	**11,317**	**19,101**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	1,854	25	249	(240)	138	(391)
(b) Adjustment to Fair Value of Financial Assets	(1,059)	(8)	(257)	(108)	(391)	11
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A	436	(1)	(1)	(1)	(3)	(3)
(d) Criteria for Write-Off of Financial Assets	1,922	(49)	65	(190)	(5)	(253)
(e) Financial Lease Operations	99	(25)	(32)	(30)	(94)	(111)
(f) Other adjustments	2,015	298	(1,725)	158	(1,048)	85
IFRS - Values Attributable to Controlling Stockholders	**135,825**	**4,732**	**1,723**	**5,165**	**9,914**	**18,439**
IFRS - Values Attributable to Minority Stockholders	12,103	367	(3,626)	340	(3,040)	659
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**147,928**	**5,099**	**(1,903)**	**5,505**	**6,874**	**19,098**

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30th, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments is mainly due to the impairment of goodwill and intangible assets of Itaú Corpbanca in the 2nd Q/20 and reversal of the Amortization of Goodwill under BRGAAP.

[9] More details in the Complete Financial Statements for January to September, 2020.

For comparison purposes, we present on the table below the Result and Recurring Result in IFRS and BRGAAP.

R$ million

Recurring Result	3rd Q/20			3rd Q/19		
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributable to Controlling Stockholders	**4,492**	**4,732**	**240**	**5,576**	**5,165**	**(411)**
Exclusion of the Non-Recurring Events	**(539)**	**(363)**	**176**	**(1,580)**	**(1,431)**	**149**
Mark to market of collateralized securities	(346)	(346)	-	-	-	-
Goodwill amortization	(169)	-	169	(149)	-	149
Voluntary severance program	-	-	-	(1,431)	(1,431)	-
Other	(24)	(17)	7	-	-	-
Recurring Result - Attributable to Controlling Stockholders	**5,030**	**5,095**	**65**	**7,156**	**6,596**	**(560)**

The tables in this report show the figures in million. Variations and summations, however, were calculated in units.

São Paulo, November 3rd, 2020.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations

Itaú Unibanco Holding S.A.